Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES REDEMPTION PRICE FOR 6.05% DEBENTURES

DUE DECEMBER 22, 2016

July 30, 2014, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN; NYSE: GRP.U) announced on July 3, 2014 that its wholly owned subsidiary Granite REIT Holdings Limited Partnership (“Granite LP”) would redeem in full the 6.05% debentures due December 22, 2016 (the “Debentures”) on August 5, 2014 (the “Redemption Date”). Today, Granite LP has determined the redemption price according to the method and process outlined in the trust indenture governing the Debentures.

The redemption price is equal to the higher of (i) the Canada Yield Price, and (ii) 100% of the principal amount of the Debentures, together in each case with accrued and unpaid interest to the Redemption Date. The Canada Yield Price is a price determined in accordance with the trust indenture based on a specified Government of Canada Yield (an arithmetic average of the yields to maturity quoted by two Canadian investment dealers) plus 42.5 basis points.

The following sets out the relevant yields and the redemption price per $1,000 principal amount of the Debentures:

Government of Canada Yield:	1.128%
Premium:	0.425%
Redemption yield:	1.553%

Canada Yield Price:	$1,104.650
Accrued and unpaid interest to August 5, 2014:	$7.293

Total Redemption Price:	$1,111.943

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

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OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

FORWARD-LOOKING STATEMENTS

This press release contains statements specifically relating to the planned redemption of the Debentures that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Such statements may include statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “considering”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 5, 2014 (the “Annual Information Form”), including documents incorporated by reference. The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events or circumstances or otherwise.

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